EXHIBIT 11 – COMPUTATION OF LOSS PER SHARE

(In thousands, except per share data)	Three Months Ended March 31,
	2012	2011
NUMERATOR:
Net loss attributable to the Company – common shares	$(43,870)	$(9,541)
Less: Participating securities dividends	7,475	1,213
Less: Income (loss) attributable to the Company – unvested shares	—	—

Net loss attributable to the Company per common share – basic and diluted	$(51,345)	$(10,754)

DENOMINATOR:
Weighted average common shares outstanding – basic	356,363	355,793
Effect of dilutive securities:
Stock options and restricted stock (1)	—	—

Weighted average common shares outstanding – diluted	356,363	355,793

Net loss attributable to the Company per common share:
Basic	$(0.14)	$(0.03)
Diluted	$(0.14)	$(0.03)

(1)	Equity awards of 10.3 million and 6.4 million were outstanding as of March 31, 2012 and 2011, respectively, but were not included in the computation of diluted earnings per share because to do so would have been antidilutive.